Exhibit 21.1

SUBSIDIARIES

Darwin Social Marketing Inc. (Canada)

Darwin Sweden AB (Sweden)

Eat24, LLC (Delaware)

Qype SARL (France)

Yelp Australia Pty. Ltd (Australia)

Yelp Brazil Serviços de Marketing Ltda. (Brazil)

Yelp GmbH (Germany)

Yelp España S.L. (Spain)

Yelp France SAS (France)

Yelp Ireland Holding Company Limited (Ireland)

Yelp Ireland Limited (Ireland)

Yelp Italia S.r.l.

Yelp Japan, G.K. (Japan)

Yelp Singapore PTE Ltd. (Singapore)

Yelp UK Ltd (England and Wales)